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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer (City) New York (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. DelPozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State St. (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. DelPozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President, CFO
Title

Karen V Kaufman-White
Notary Public

KAREN KAUFMAN-WHITE
Notary Public, State of New York
Qual. in Greene Co. No. 01KA6045515
Commission Expires July 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cashflow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ on internal control required by Sec Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2006 and 2005

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 23, 2007

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	**$ 34,400**	$ 6,283
Investment in money market fund, at market value	**1,991,354**	1,319,775
Commissions receivable	**852,975**	832,673
Prepaid income tax	**126,192**	45,851
Prepaid expenses and other	**53,184**	51,554
Total current assets	**3,058,105**	2,256,136
Property and Equipment, net	**31,853**	48,004
Other Assets	**24,252**	24,959
Total assets	**$ 3,114,210**	$ 2,329,099
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	**$ 728,895**	$ 705,355
Income taxes payable	**-**	26,871
Due to affiliate	**1,115,009**	316,917
Total current liabilities	**1,843,904**	1,049,143
Other Liabilities	**38,996**	27,260
Total liabilities	**1,882,900**	1,076,403
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued, and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**1,131,310**	1,152,696
Total stockholder's equity	**1,231,310**	1,252,696
Total liabilities and stockholder's equity	**$ 3,114,210**	$ 2,329,099

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

	Years Ended December 31,	
	2006	**2005**
Revenues:		
Gross commissions	**$ 8,899,096**	$ 9,022,468
Less commissions paid to other broker/dealers	**4,896,258**	5,041,448
Net commissions	**4,002,838**	3,981,020
Consulting fees	**42,000**	37,375
Interest income	**92,505**	52,937
	4,137,343	4,071,332
Expenses:		
Corporate expenses	**914,366**	815,152
Employee compensation and benefits	**1,171,523**	1,191,663
Insurance	**82,515**	80,688
Professional	**192,269**	160,301
Occupancy	**97,679**	90,053
Consulting expense	**30,000**	30,000
Other operating expenses	**351,844**	339,439
	2,840,196	2,707,296
Income before income taxes	**1,297,147**	1,364,036
Income tax expense	**518,533**	539,537
Net income	**$ 778,614**	$ 824,499

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2005	$ 100	$ 99,900	$ 1,128,197	**$ 1,228,197**
Net income	-	-	824,499	**824,499**
Dividends paid	-	-	(800,000)	**(800,000)**
Balance, December 31, 2005	$ 100	$ 99,900	$ 1,152,696	**$ 1,252,696**
Balance, January 1, 2006	$ 100	$ 99,900	$ 1,152,696	**$ 1,252,696**
Net income	-	-	778,614	**778,614**
Dividends paid	-	-	(800,000)	**(800,000)**
Balance, December 31, 2006	$ 100	$ 99,900	$ 1,131,310	**$ 1,231,310**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2006	2005
Cash Flows From Operating Activities		
Net income	**$ 778,614**	$ 824,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	**16,151**	11,659
Change in:		
Accounts receivable	**(20,302)**	34,917
Prepaid income taxes	**(80,341)**	(45,851)
Prepaid expenses	**(1,630)**	195
Other assets	**707**	(435)
Income taxes payable	**(26,871)**	(46,845)
Other liabilities	**11,736**	3,750
Accrued expenses	**23,540**	107,155
Cash provided by operating activities	**701,604**	889,044
Cash Flow From Financing Activities		
(Decrease) increase in due to affiliates	**798,092**	(604)
Dividends paid	**(800,000)**	(800,000)
Cash used in financing activities	**(1,908)**	(800,604)
Cash Flow From Investing Activities		
Purchase of property and equipment	**-**	(19,751)
Increase in investment in money market fund	**(671,579)**	(66,804)
Cash used in investing activities	**(671,579)**	(86,555)
Net increase in cash and cash equivalents	**28,117**	1,885
Cash and cash equivalents, beginning of year	**6,283**	4,398
Cash and cash equivalents, end of year	**$ 34,400**	$ 6,283
Supplemental Disclosures of Cash Flow Information		
Cash payments for income taxes	**$ 625,745**	$ 633,290

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc., a wholly-owned subsidiary of HANYS Services, Inc. (Parent), a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. provides software products and consulting services primarily to HANYS' members.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. At December 31, 2006 and 2005, an allowance for doubtful accounts was not considered necessary.

(c) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2006 or 2005. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(h) Reclassification

Certain items in the 2005 financial statements have been reclassified to conform with the current year presentation.

NOTE 2 — RELATED PARTY TRANSACTIONS

HANYS allocates certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and is reimbursed by the Corporation on a monthly basis. Corporate and occupancy expenses allocated from HANYS to the Corporation approximated $961,100 and $859,000 in 2006 and 2005, respectively. Amounts due to affiliate at December 31, 2006 and 2005 represents the net liability due to HANYS for allocated expenses and is payable in the normal course of business without interest.

NOTE 3 — INVESTMENT IN MONEY MARKET FUND

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government.

NOTE 4 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Direct administrative fees	$ 12,391	$ 6,504
Travel	109,489	125,260
Telephone	33,610	23,604
Printing and postage	8,525	11,599
Maintenance and repairs	28,143	27,041
Advertising and promotion	65,745	56,154
Seminar and conference space	2,781	13,577
Depreciation expense	16,151	11,659
Office supplies and other	75,009	64,041
	$ 351,844	$ 339,439

NOTE 5 — PENSION PLAN

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2006 and 2005 were approximately $70,700 and $68,700, respectively.

NOTE 6 — DEFERRED COMPENSATION PLAN

The Parent has a Deferred Compensation Plan for the benefit of highly compensated employees of the Parent and its subsidiaries which provides for a benefit to the employee at the age of retirement (65 years old).

This plan is to be funded through deferment of a portion of the employee's annual earnings. Annual contributions are limited to the maximum permitted under the Internal Revenue Code (IRC) 457(b). (While this plan is not a 457(b) plan, the Corporation has elected to limit salary deferments to the plan as they would be limited by IRC 457(b)). This limitation for 2006 was $15,000.

As of December 31, 2006 and 2005, the Corporation had no participants in the plan.

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Furniture	$ 30,960	$ 30,960
Office equipment	20,152	20,152
Software	30,000	30,000
Computer equipment	3,748	3,748
	84,860	84,860
Less accumulated depreciation	53,007	36,856
Property and equipment, net	$ 31,853	$ 48,004

NOTE 8 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2006 and 2005, the Corporation had net capital, as defined, of approximately $919,000 and $1,037,000, respectively, which was approximately $793,000 and $967,800 in excess of its minimum required net capital of approximately $125,500 and $68,700 at December 31, 2006 and 2005, respectively. The Corporation's ratio of aggregate indebtedness to net capital was 2 to 1 and 1 to 1 at December 31, 2006 and 2005, respectively.

NOTE 9 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ending December 31, 2006 and 2005 is approximately $518,000 and $539,000, respectively.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax asset		
Accrued expenses	$ 43,711	$ 35,706
Valuation allowance	(19,459)	(10,747)
Net deferred tax asset (included in other assets)	$ 24,252	$ 24,959

SUPPLEMENTARY INFORMATION

SCHEDULE 1

HEALTHCARE COMMUNITY SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,231,310
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(72,786)
Commissions receivable (over 30 days)	(37,200)
Prepaid income tax	(126,192)
Prepaid expenses	(4,650)
Property and equipment, net	(31,853)
Net capital before haircuts on securities positions	958,629
Haircuts on money market investment (2%)	(39,827)
Net capital	$ 918,802
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 728,895
Due to affiliates	1,115,009
Other liabilities	38,996
Total aggregate indebtedness	$ 1,882,900
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 125,530
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	$ 793,272
Excess net capital at 1000%*	$ 730,512

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2006.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 23, 2007

END